Date: November 25, 2011 Cecilia D. Blye Chief Office of Global Security Risk Securities and Exchange Commission 100 F Street, N.E Washington, D.C. 20549	Koninklijke Philips Electronics N.V.

Re:
Koninklijke Philips Electronics N.V. (Royal Philips Electronics N.V.) Form 20-F for the Fiscal Year Ended December 31, 2010 Filed February 18, 2011 File No. 001-05146-01

Dear Ms. Blye:

Thank you for your letter dated November 14, 2011 setting forth comments in response to our letter of October 31, 2011 relating to the Form 20-F for the fiscal year ended December 31, 2010 of Koninklijke Philips Electronics N.V. (“Philips” or the “Company”).

Philips’ responses to your comments are set forth below. To facilitate your review, we have included in this letter the captions and numbered comments from your comment letter in italicized text, and have provided Philips’ responses immediately following each numbered comment.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the Reports reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.
You state in your response to comment 1 in our letter dated September 1, 2011 that you have requested information from associates regarding sales to Iran, Syria, Sudan and Cuba, and that you will advise us of any relevant responses.  Please note that we may have further comment upon receipt of this information.

Response:

We are still collecting the responses from the 10 largest associates. We will advise you prior to December 23, 2011 of the responses we have received.  We note that you may have further comment upon receipt of this information.

2.
We note from your response to comment 1 that Philips Iran represents Philips in contacts with governmental authorities and maintains contacts with government authorities with the objective of identifying business opportunities for Philips.  Please describe these governmental contacts.

Date: November 25, 2011

Response:

Philips Iran is maintained for the purpose of dealing with distributors of Philips products.   The contact of the office with governmental authorities is limited to those activities necessary for Philips to continue to maintain the office in Iran such as filing financial reports required under Iranian law and obtaining periodic renewal of the license we need as a foreign owned office to operate in Iran.  Philips Iran personnel are not in fact in contact with government authorities to identify business opportunities.

Please direct any questions or comments regarding the enclosed material to the undersigned at (011) (31) 20 59 77 241.  Our fax number is (011) (31) 20 59 77150. We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,

/s/ E.P. Coutinho
E.P. Coutinho
General Secretary and Chief Legal Officer

Cc:	Amanda Ravitz
Assistant Director
Division of Corporation Finance

Jennifer Hardy
Special Counsel
Office of Global Security Risk